UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies about piece of news published in the press

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Rio de Janeiro, July 31, 2021 - Petróleo Brasileiro S.A. – Petrobras regarding the pieces of news published in the press clarifies that as a result of its strategy and commitment to generating value, in 2021, it has already distributed R$ 10.3 billion in dividends, of which R$ 3 billion were assigned to its controlling shareholder.

Additionally, from January to June 2021, its contribution to the Brazilian society, in the form of taxes paid by the Company and withheld by third parties, was R$ 76.7 billion, an amount of R$ 14.1 billion higher than the same period of 2020.

Petrobras also has several actions related to the social responsibility area, with emphasis on: (a) actions to promote early childhood education; b) fostering entrepreneurship, economy, and professional qualification, contributing to the generation of employment and income; (c) conservation of coastal species and ecosystems; (d) conservation and restoration of forests, protection of biodiversity and climate change adaptation, with social and environmental benefits, and (e) encouragement of environmental education, prioritizing early childhood.

Petrobras continues to adopt the practice of selling prices in balance with competitive markets. Sensitive to the social impact of cooking gas (LPG), actively contributes to discussions within the Ministry of Mines and Energy regarding possible programs aimed at vulnerable families. There is no definition regarding the implementation and the amount of participation in possible programs. Any decision will be subject to the governance approval and in accordance with the Company's internal policies.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer